Exhibit 11.0

Computation of per Share Earnings

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net Income	$1,473,972	$1,004,855	$2,710,737	$2,105,287

Average shares outstanding	1,965,742	1,948,824	1,965,742	1,948,824

Basic earnings per share	$0.75	$0.52	$1.38	$1.08

Net Income	$1,473,972	$1,004,855	$2,710,737	$2,105,287

Average shares outstanding	1,965,742	1,948,824	1,965,742	1,948,824
Net effect of dilutive stock options	31,020	13,897	31,020	13,897

Adjusted shares outstanding	1,996,762	1,962,721	1,996,762	1,962,721

Basic earnings per share	$0.74	$0.51	$1.36	$1.07